Exhibit 99.1

Greg Caldwell Joins Nano Dimension as Vice President of Global Marketing

Additive Manufacturing Executive Joins to Improve Customer Engagement, Accelerate Growth and Brand Awareness

Sunrise, Florida, November 16, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension”, Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM) announced today that Greg Caldwell has joined as Vice President of Global Marketing, reporting to Zivi Nedivi, Global President of Nano Dimension.

Mr. Caldwell brings extensive experience in building and leading customer-centric marketing organizations in both the additive and traditional manufacturing industries. Mr. Caldwell held various senior-level roles in marketing and sales at Microsoft, Sun Microsystems, Hewlett Packard, and Dell Technologies. Most recently, he was Head of Global Marketing and Sales Enablement at Anark Corporation and Vice President, Marketing and Communications at 3D Systems.

At Nano Dimension, Mr. Caldwell will lead the development of a global marketing organization that will have a footprint in the Americas, Europe, the Middle East, and Asia-Pacific. He will focus on the development and delivery of Nano Dimension’s message to customers and prospects, emphasizing the innovation and disruption that Nano Dimension is driving in additively manufactured industries, such as electronics and micro mechanics.

“This is an exciting time to join Nano Dimension and to help lead the next phase of growth,” commented Mr. Caldwell. “I have been following Nano Dimension’s impact for a while and was impressed by their customer centricity. Our mutual goal is to disrupt the electronics and adjacent Additive Manufacturing industries and unlock business value for our customers in a way that enables them to use Nano Dimension’s innovative and intelligent platforms to do things that they’ve never been able to do prior to now.”

“Greg is a results-oriented leader who brings more than two decades of marketing, sales, and communications experience at high-growth companies with a focus on pipeline generation, account-based marketing growth strategies, and enabling sales teams to become more effective and win more deals,” stated Zivi Nedivi, Global President of Nano Dimension.

Mr. Nedivi added, “Nano Dimension is disrupting a space that very few others try to occupy – additively manufactured electronics and micro-AM. As such, we see it as our core responsibility to raise awareness not only of Nano Dimension as a company, but also the broader opportunities that additive manufacturing and 3D printing brings to the world through a better ecological footprint, improved manufacturing times, reduced overall costs, and transformative improvement in IP security. Greg’s experience, vision, and passion will be critical to make this happen.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible SMT pick-and-place equipment, materials dispenser suitable for both high speed dispensing and micro dispensing as well as an intelligent production material storage and logistics system. Read more at: https://investors.nano-di.com/press-releases/news-details/2021/Nano-Dimension-Acquires-Essemtec-AG-Surface-Mount-Pick--Place-Systems-Supplier-for-the-PCB-and-OEM-Industries/default.aspx

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that Mr. Caldwell will lead the development of a global marketing organization that will have a footprint in the Americas, Europe, the Middle East, and Asia-Pacific, emphasizing the innovation and disruption that the Company is driving in additively manufactured industries, and Mr. Caldwell’s responsibilities as Vice President of Global Marketing of the Company. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

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